September 5, 2024

Warren E. Buffett
Chairman and Chief Executive Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

       Re: Berkshire Hathaway Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 15, 2024
           File No. 001-14905
Dear Warren E. Buffett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program